February 13, 2025

Zhang Guowei
Chief Executive Officer
Jingbo Technology, Inc.
Floor 1 to 6, No. 1 to 10 Chuangyi Road
Yinhu Village, Shoujiang Town
Fuyang District, China 310000

       Re: Jingbo Technology, Inc.
           Form 10-K/A for the Fiscal Year Ended February 29, 2024 Form 10-K for the Fiscal Year Ended February 29, 2024
           File No. 000-56570
Dear Zhang Guowei:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended February 29, 2024
General

1. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's
       Sample Letter to China-Based Companies issued by the Statt in December 2001.
Capital Stock, page 4

2.     You disclose that you "conducted a reverse stock split of the Company
s issued and
       outstanding shares of common stock, par value $0.001 per share (the
Common
       Stock   ), at a ratio of 1-for-200 (the    Reverse Stock Split   )." The
Reverse Stock Split
       should result in the adjustment of your computations of basic and diluted EPS retroactively for all periods presented to reflect that change in capital structure. Refer to ASC 260-10-55-12, 505-10-S99-4, and 505-20-30-6. Please revise future filings to
 February 13, 2025
Page 2

       retroactively present your capital structure in your balance sheet and other disclosures for the Reverse Stock Split.
Item 9. Changes in and Disagreements with Accountants on Accounting and
Financial
Disclosure.
Item 9A. Controls and Procedures.
Evaluation of Disclosure Controls and Procedures, page 46

3. We note that you did not disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of February
29, 2024.
       Please revise to disclose management's conclusion of the effectiveness of your disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. We refer you to Item 307 of Regulation S-K.
       Please note that Item 9 of the Form 10-K requires that you furnish information required by Item 307 and 308 of Regulation S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at
202-
551-3488 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology